Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004(1)
	(in millions $)
Earnings:
Income from continuing operations before taxes	9,499	7,487	7,994	6,867	6,128
- Results from associated companies	441	412	264	193	68
Income from continuing operations before taxes (after eliminating our share of results from associated companies)	9,058	7,075	7,730	6,674	6,060
+ Fixed charges	405	354	379	406	357
+ Dividends from associated companies	248	155	114	96	73
Total earnings	9,711	7,584	8,223	7,176	6,490

Fixed charges:
Interest expense	290	237	266	294	261
Interest within rental expense (1/3 of rental)	115	117	113	112	96
Total fixed charges	405	354	379	406	357

Ratio of Earnings to Fixed Charges	24.0	21.4	21.7	17.7	18.2

(1) We adopted a number of new International Financial Reporting Standards from January 1, 2005, not all of which required retrospective application. Data for 2004 is therefore not comparable with 2008, 2007, 2006 and 2005.